UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)**: October 30, 2009**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 8.01	Other Events

On November 2, 2009, Morris Publishing issued a press release announcing its entering into a Restructuring Support Agreement, dated as of October 30, 2009, with the holders of over seventy percent of the aggregate principal amount of the 7% Senior Subordinated Notes due 2013. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
99.1	Press release, dated November 2, 2009, announcing its entering into a Restructuring Support Agreement, dated as of October 30, 2009, with the holders of over seventy percent of the aggregate principal amount of the 7% Senior Subordinated Notes due 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **November 2, 2009**   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING ENTERS RESTRUCTURING SUPPORT AGREEMENT WITH GROUP OF BONDHOLDERS

AUGUSTA, Ga.—November 2, 2009— Morris Publishing Group, LLC announced that it has agreed to the terms of a definitive restructuring support agreement with the holders of over seventy percent of the outstanding $278.5 million aggregate principal amount of Morris Publishing's 7% Senior Subordinated Notes Due 2013 (the "Existing Notes"). Under the agreement, Morris Publishing will launch an exchange offer to all holders of Existing Notes to surrender their Existing Notes, including accrued interest, in exchange for $100 million of new second lien secured notes due in 2014 (the "New Notes"). The New Notes will bear interest of at least 10%, but could bear interest up to 15%, some of which may be paid-in-kind (PIK), until Morris Publishing repays its remaining senior debt.

If the exchange offer is not accepted by holders of at least 99% of the aggregate principal amount of Existing Notes, then Morris Publishing has agreed to file a pre-packaged bankruptcy plan for the exchange of New Notes for the Existing Notes. Simultaneously with the exchange offer, Morris Publishing will solicit consents from the holders of Existing Notes for the pre-packaged bankruptcy plan.

Holders of over seventy percent of the outstanding principal amount of Existing Notes have agreed to support the exchange offer and the pre-packaged bankruptcy plan. Upon the exchange, $110 million of Morris Publishing's existing $136.5 million in senior debt will be satisfied or contributed to capital by affiliates of Morris Publishing.

Morris Publishing
Morris Publishing Group, LLC is a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit Morris Publishing's Web site, morrisrestructures.com.

Contacts

Media Contacts for Morris Publishing Group:
Sitrick And Company
Sandra Sternberg
310-788-2850 or
Dave Satterfield
408-802-6767

Morris Publishing Group Contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236